

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 23, 2017

Jeffery Taylor
President and Chief Executive Officer
Eco Science Solutions, Inc.
1135 Makawao Avenue, Suite 103-188
Makawao, Hi 96768

> **Re: Eco Science Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2017**
> **File No. 333-215761**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

1. We note your response to our comment 6. Please add a risk factor that describes the risk to your business because you may be deemed to be aiding and abetting illegal activities through the services you provide, given that the possession and use of cannabis is illegal under Federal laws and regulations.

The issuance of shares pursuant to the PVLLC Equity Purchase Agreement may have a significant dilutive effect, page 14

2. We note that your chart includes the hypothetical purchases of more than $10,000,000 in securities under the PVLLC Equity Purchase Agreement. Please revise the chart to

reflect that the "Maximum Commitment Amount" under the Equity Purchase Agreement is $10,000,000. Your chart should reflect the terms of the Equity Purchase Agreement.

Financial Statements

3. Please revise to include the financial statements for the year ended January 31, 2017. See Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Ownership and Management, page 51

4. We note your response to our comment 10.   Please also revise your chart to provide for management the total number of shares held and the total number as a percentage of your shares outstanding. It appears that you created a line for the data but did not fill in the chart. Please also include the issuance of the 10 million shares to PVLLC in this chart as those shares could be issued within 60 days.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products